Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-216838

March 28, 2017

PRICING TERM SHEET

Dated March 28, 2017

$700,000,000 4.60% SENIOR NOTES DUE 2027

This pricing term sheet (the “Pricing Term Sheet”) relates only to the securities described below and should be read together with Keysight Technologies, Inc.’s preliminary prospectus supplement dated March 28, 2017 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated March 20, 2017 and the documents incorporated and deemed to be incorporated by reference therein. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information contained in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Keysight Technologies, Inc.

Title of Securities:	4.60% Senior Notes due 2027 (the “Notes”)

Principal Amount:	$700,000,000

Maturity:	April 6, 2027

Coupon:	4.60%

Interest Payment Dates:	April 6 and October 6, commencing on October 6, 2017

Price to Public:	99.873%

Gross Proceeds to Keysight:	$699,111,000

Yield to Maturity:	4.616%

Spread to Benchmark Treasury:	+220 basis points

Benchmark Treasury:	2.250% UST due February 15, 2027

Benchmark Treasury Spot and Yield:	98-17+; 2.416%

Optional Redemption:	Make-whole at T+35 basis points. On or after January 6, 2027 (the date that is three months prior to maturity), the Notes may be redeemed at 100% of the principal amount being redeemed, plus accrued and unpaid interest to but not including the redemption date.

Change of Control Repurchase Event:	Putable at 101% of principal plus accrued and unpaid interest, if any, to but not including the date of repurchase.

Mandatory Redemption:	101% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the redemption date, in the event that the merger with Ixia does not close on or prior to December 31, 2017, or the related merger agreement is terminated prior to such date.

Trade Date:	March 28, 2017

Settlement Date:	April 6, 2017

CUSIP/ISIN Numbers:	49338LAE3/US49338LAE39

Denominations:	$2,000 x $1,000

Ratings (Moody’s/S&P/Fitch):*	Baa3/BBB-/BBB

Joint Book-Running Managers:	Goldman, Sachs & Co. BNP Paribas Securities Corp. Barclays Capital Inc. Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the number listed below:

Goldman, Sachs & Co.

1-866-471-2526 (toll-free)

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